FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                   19 May 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. Final Results




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  19 May 2006



                                INDEX TO EXHIBITS



Exhibit No.1                 Description

                             Final Results






PRELIMINARY FINANCIAL RESULTS 2005-2006

OPERATING AND FINANCIAL STATISTICS
                                              Three months ended                    Twelve months ended
                                                        March 31      Better/                  March 31      Better/
                                                2006        2005      (Worse)        2006          2005      (Worse)

Revenue                             GBPm       2,122       1,875        13.2%       8,515         7,772         9.6%

Operating profit                    GBPm          93          46       102.2%         705           556        26.8%

Profit/(loss) before tax            GBPm          91         (6)           nm         620           513        20.9%

Profit after tax                    GBPm          83           6           nm         467           392        19.1%

Net assets                          GBPm       2,074       1,397        48.5%       2,074         1,397        48.5%

Basic earnings per share              p          7.1         0.1           nm        40.4          35.2        14.8%


                                              Three months ended                    Twelve months ended
                                                        March 31      Better/                  March 31      Better/
                                                2006        2005      (Worse)        2006          2005      (Worse)

TOTAL GROUP OPERATIONS

TRAFFIC AND CAPACITY

RPK (m)                                       26,780      26,062         2.8%     111,859       107,892         3.7%
ASK (m)                                       36,657      35,677         2.7%     147,934       144,189         2.6%
Passenger load factor (%)                       73.1        73.0       0.1pts        75.6          74.8       0.8pts
CTK (m)                                        1,240       1,214         2.1%       4,933         4,954       (0.4)%
RTK (m)                                        3,918       3,820         2.6%      16,105        15,731         2.4%
ATK (m)                                        5,722       5,598         2.2%      23,106        22,565         2.4%
Overall load factor (%)                         68.5        68.2       0.3pts        69.7          69.7
Passengers carried (000)                       8,160       8,178       (0.2)%      35,634        35,717       (0.2)%
Tonnes of cargo carried (000)                    202         216       (6.5)%         795           877       (9.4)%

FINANCIAL

Operating margin (%)                             4.4         2.5       1.9pts         8.3           7.2       1.1pts
Passenger revenue per RPK (p)                   6.19        5.97         3.7%        6.10          6.02         1.3%
Passenger revenue per ASK (p)                   4.52        4.36         3.7%        4.61          4.51         2.2%
Cargo revenue per CTK (p)                      10.00        9.23         8.3%       10.10          9.73         3.8%
Total traffic revenue per RTK (p)              45.48       43.69         4.1%       45.44         44.38         2.4%
Total traffic revenue per ATK (p)              31.14       29.81         4.5%       31.67         30.94         2.4%
Net operating expenditure
per RTK (p)                                    43.11       42.49       (1.5)%       41.06         40.85       (0.5)%
Net operating expenditure
per ATK (p)                                    29.52       28.99       (1.8)%       28.62         28.48       (0.5)%
Average fuel price before hedging
(US cents/US gallon)                          191.59      143.88      (33.2)%      188.22        136.44      (38.0)%

TOTAL AIRLINE OPERATIONS (Note 1)

OPERATIONS

Average Manpower Equivalent (MPE)             45,171      45,914         1.6%      45,755        46,065         0.7%
ATKs per MPE (000)                             126.7       121.9         3.9%       505.0         489.9         3.1%
Aircraft in service at period end                284         290          (6)         284           290          (6)



Note 1: Excludes non airline activity companies, principally, Airmiles Travel Promotions Ltd, BA Holidays Ltd, BA Travel Shops Ltd, Speedbird Insurance Company Ltd and The London Eye Company Ltd.

Summary

International Financial Reporting Standards

The preliminary financial results are reported in accordance with International Financial Reporting Standards (IFRSs). Comparative amounts for the year ended March 31, 2005 have been restated in accordance with IFRSs, with the exception of amounts in relation to the valuation of and movements in certain investments and derivatives, in respect of which the Group adopted International Accounting Standards 32 and 39 with effect from April 1, 2005.

Group performance

Group profit before tax for the year was GBP620 million, an improvement of 20.9% compared with GBP513 million in the previous year.

Operating profit in the year, at GBP705 million, was GBP149 million better than last year. The operating margin of 8.3% was 1.1 points better than last year. The improvement in operating profit primarily reflects improvements in revenue - up 9.6% - partially offset by increased operating costs, in particular fuel, which was up 44.7%, and employee costs, which were up 5.0%. Passenger yields (pence/ RPK), excluding fuel surcharge, were up by 1.3% for the full year; seat factor was up 0.8 points at 75.6% on capacity 2.6% higher in ASKs.

Cargo volumes (CTKs) for the full year were down 0.4% compared with last year, with yields, excluding fuel surcharge, up 3.8%. Overall load factor for the full year was 69.7%, with no change from last year.

Net cash inflow from operating, investing and financing activities was GBP357 million for the twelve months, an increase of GBP814 million compared with last year. In 2005/6 repayments of borrowings totalling GBP479 million were made, compared with GBP1,271 million last year. The closing balance of cash, cash equivalents and current interest bearing deposits of GBP2,440 million was up GBP758 million versus last year. Net debt fell by GBP1,281 million during the year to GBP1,641 million. This is the lowest level since March 31, 1992, and is down GBP5.0 billion from the December 2001 peak. The net debt to total capital ratio of 44.2% at March 31, 2006 was the lowest level since privatisation.

Group profit before tax for the fourth quarter was GBP91 million, GBP97 million better than last year. The operating profit for the quarter was GBP93 million, GBP47 million better than last year, again primarily reflecting improvements in revenue, including fuel surcharges, partially offset by increases in a number of costs, including fuel which was 65.1% higher than last year, and employee costs which were up 3.3%. Below the operating profit level, the Group reported a gain of GBP27 million on the sale of fixed assets and investments, compared with a loss of GBP11 million last year, primarily due to the GBP26 million profit on disposal of the Group's interest in the London Eye Company.

Group revenue for the quarter - at GBP2,122 million - was up 13.2% compared with last year. Capacity in ASKs was 2.7% higher. Passenger yields (pence/RPK), excluding fuel surcharge, were up by 3.7% and seat factor was up 0.1 points to 73.1%, a record for the fourth quarter. Unit costs per ATK increased by 1.8%.

For the quarter, cargo volumes were up 2.1% compared with last year and yields (pence/CTK), excluding fuel surcharge, were up 8.3%. Overall load factor was up
0.3 points at 68.5%.

Costs

For the year ended March 31, 2006, unit costs (pence/ATK) worsened by 0.5% compared with last year. This reflects a net cost increase of 2.9% on capacity 2.4% higher in ATKs.

For the quarter, unit costs worsened by 1.8% compared with the same period last year. This reflects a net cost increase of 4.1% on capacity 2.2% higher in ATKs.

Operating expenditure increased in the quarter, primarily reflecting increases in fuel costs (up 65.1% due to increases in the fuel price, lower hedging profits in 2005/6 compared with 2004/5, and the effect of a strengthening US Dollar against Sterling), employee costs (up 3.3%) and aircraft operating lease costs (up 20.0% due to the increased provision relating to RJ100 aircraft sub-leased to Swiss International Air Lines).

Non-operating items

Unrealised gains on fuel derivative hedges, recognised through the income statement under IAS 39, totalled GBP19 million in the year and GBP10 million in the quarter.

Net financing cost for the year was GBP159 million, GBP18 million higher than the previous year, primarily due to a charge of GBP13 million on retranslation of currency borrowings compared with a credit of GBP56 million last year, partially offset by lower loan, lease finance and hire purchase interest due to lower net debt and a lower financing cost related to pensions.

For the three month period, net financing cost was GBP37 million, down GBP12 million on last year.

Profits on disposals of fixed assets and investments for the year were GBP27 million, primarily due to the London Eye disposal in February 2006. This compares to GBP71 million last year (which included the profit of GBP86 million on disposal of the Group's interest in Qantas).

Taxation

The effective tax rate is reduced to 25% primarily by the recognition of GBP20 million of Advance Corporation Tax (ACT) which had previously been written off as irrecoverable. A further GBP74 million of ACT is available for potential offset against future periods' corporation tax charges.

Earnings per share

For the year ended March 31, 2006, profits attributable to shareholders were GBP451 million, equivalent to earnings of 40.4 pence per share, compared with earnings of 35.2 pence per share last year. The profit attributable to shareholders for the fourth quarter was equivalent to 7.1 pence per share, compared with earnings of 0.1 pence per share last year.

Segmental analysis

Operating results improved in each business segment. The network airline business (Heathrow, Gatwick, passenger and cargo) benefited from increased revenue partially offset by increased costs, notably fuel. The regional airline business (re-branded as BA Connect during the year) experienced revenue declines as a result of significant competitive pressures. Net operating cost reductions of 10.5% in this segment more than offset the fall in revenue. The non-airline business segment improved its operating result by GBP7 million.

Net Debt / Total Capital ratio

The year-end net debt/total capital ratio was 44.2 per cent, a 23.5 point reduction from last year. The net debt/total capital ratio including operating leases was 53.0 per cent, a 19.3 point reduction from last year.

Pensions

The Group's pre-tax pension liability, for all schemes in deficit, increased from GBP2,191 million to GBP2,290 million. Of the GBP2,290 million, GBP1,791 million is recognised on the balance sheet (compared with GBP1,807 million last year), and GBP499 million (compared with GBP384 million last year) is unrecognised, using the " corridor" approach under IAS 19.

The liability is primarily in the New Airways Pension Scheme (NAPS). The NAPS deficit increased to GBP2,070 million from last year's GBP1,969 million. Of the GBP2,070 million, GBP1,587 million is recognised on the balance sheet and GBP483 million is unrecognised. The recognised portion of last year's GBP1,969 million deficit was GBP1,612 million and the unrecognised portion was GBP357 million. The company's cash contributions to NAPS increased from GBP236 million in 2004/5 to GBP246 million in 2005/6. The company published proposals for dealing with the NAPS deficit in March 2006. Discussions with the trustees of NAPS and employee members are ongoing.

Aircraft fleet

The number of aircraft in service at March 31, 2006 was 284, a reduction of 6 on the prior year. One new aircraft, an Airbus A321, was delivered in the year.
Two aircraft, an Airbus A320 and a Boeing 737-400 returned to service following sub-leases to GB Airways and Air One respectively. Aircraft returns to lessors comprised one Boeing 737-500 aircraft and one de Havilland Canada DHC-8. One British Aerospace 146 aircraft was sold, and six Avro RJs were sub-leased to Swiss International Air Lines.

Alliance developments

In June 2005, the Australian Competition and Consumer Commission extended permission for British Airways and Qantas to co-operate under their Joint Services Agreement (JSA) for a further five years, valid from February 2005. Under the JSA, there is full strategic, tactical and operational co-operation on the two carriers' flights that serve markets between the United Kingdom/ Continental Europe and Southeast Asia/Australia.

Codeshare relationships with America West Airlines and Swiss International Air Lines were terminated, as these partners joined the Star Alliance.

During the year, Royal Jordanian Airlines, JAL and Malev announced their intention of seeking membership of oneworld.

Outlook

Market conditions remain broadly unchanged. For the year to March 2007, total revenue is expected to improve by 5%-6%, up from our previous estimate of 4%-5%, due to the impact of the latest fuel surcharges and seat factor increases. Capacity is expected to increase by 2.5%-3% , with a small decline in yields excluding fuel surcharges.

As previously stated, fuel costs, net of hedging, are expected to be about GBP600 million more than last year. Costs excluding fuel are expected to be unchanged.

As announced at Investor Day, our business plan will focus on preparing for the move to Terminal 5 in 2008, investing in products for our customers, and driving to a competitive cost base to make our company fit for growth in the future.

Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's Business Plan programmes, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemize all of the many factors and specific events that could cause the company's forward- looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the company's SEC filings, including, without limitation the company's Report on Form 20-F for the year ended March 2005.

CONSOLIDATED INCOME STATEMENT

                                              Three months ended                    Twelve months ended
                                                        March 31      Better/                  March 31      Better/
                                           2006 GBPm   2005 GBPm      (Worse)   2006 GBPm     2005 GBPm      (Worse)
Traffic Revenue
Passenger                                      1,658       1,557         6.5%       6,820         6,500         4.9%
Cargo                                            124         112        10.7%         498           482         3.3%
                                               1,782       1,669         6.8%       7,318         6,982         4.8%
Other revenue                                    340         206        65.0%       1,197           790        51.5%
REVENUE                                        2,122       1,875        13.2%       8,515         7,772         9.6%
Employee costs                                   632         612       (3.3)%       2,346         2,235       (5.0)%
Depreciation, amortisation
and impairment                                   184         197         6.6%         717           739         3.0%
Aircraft operating lease costs                    30          25      (20.0)%         112           106       (5.7)%
Fuel and oil costs                               444         269      (65.1)%       1,632         1,128      (44.7)%
Engineering and other aircraft costs             120         123         2.4%         473           432       (9.5)%
Landing fees and en route charges                133         130       (2.3)%         559           556       (0.5)%
Handling charges, catering and
other operating costs                            226         217       (4.1)%         955           918       (4.0)%
Selling costs                                    125         115       (8.7)%         449           490         8.4%
Currency differences                             (3)         (1)           nm        (18)            15           nm
Accommodation, ground equipment
and IT costs                                     138         142         2.8%         585           597         2.0%

TOTAL EXPENDITURE ON OPERATIONS                2,029       1,829      (10.9)%       7,810         7,216       (8.2)%

OPERATING PROFIT                                  93          46       102.2%         705           556        26.8%

Fuel derivative gains*                            10                       nm          19                         nm
Finance costs                                   (57)        (67)        14.9%       (221)         (265)        16.6%
Finance income                                    26          28       (7.1)%          93            97       (4.1)%
Financing income and expense
relating to pensions                             (6)           4           nm        (18)          (29)        37.9%
Retranslation (charges)/credits
on currency borrowings                                      (14)           nm        (13)            56           nm
Profit/(loss) on sale of fixed
assets and investments                            27        (11)           nm          27            71      (62.0)%
Share of post-tax profits in associates
accounted using the equity method                              6           nm          28            24        16.7%
Income relating to fixed asset
investments                                      (2)           2           nm                         3           nm

PROFIT/(LOSS) BEFORE TAX                          91         (6)           nm         620           513        20.9%

Tax                                              (8)          12           nm       (153)         (121)      (26.4)%
PROFIT AFTER TAX                                  83           6           nm         467           392        19.1%

Attributable to:
Equity holders of the parent                      80           1           nm         451           377        19.6%
Minority interest                                  3           5           nm          16            15         6.7%
                                                  83           6           nm         467           392        19.1%

Earnings per share:
Basic                                            7.1         0.1           nm        40.4          35.2        14.8%
Diluted                                          7.0         0.1           nm        39.8          34.1        16.7%

nm: Not meaningful

* Fuel derivative gains reflect the ineffective portion of unrealised gains and losses on fuel derivative hedges required to be recognised through the income statement under IAS 39.

CONSOLIDATED BALANCE SHEET

                                                                                                March 31     March 31
                                                                                               2006 GBPm      2005 GBPm

NON-CURRENT ASSETS
Property, plant and equipment
Fleet                                                                                              6,606        6,944
Property                                                                                             974        1,000
Equipment                                                                                            302          385
                                                                                                   7,882        8,329

Goodwill                                                                                              72           72
Landing rights                                                                                       115          122
Other intangible assets                                                                               46           60
                                                                                                     233          254

Investments in associates                                                                            131          126
Other investments                                                                                     33           30
Employee benefit assets                                                                              137          137
Other financial assets                                                                                89           38

TOTAL NON-CURRENT ASSETS                                                                           8,505        8,914

NON-CURRENT ASSETS HELD FOR SALE                                                                       3            5

CURRENT ASSETS AND RECEIVABLES
Expendable spares and other inventories                                                               83           84
Trade receivables                                                                                    685          685
Other current assets                                                                                 458          301
Other current interest bearing deposits                                                            1,533        1,133
Cash and cash equivalents                                                                            907          549
                                                                                                   2,440        1,682

TOTAL CURRENT ASSETS AND RECEIVABLES                                                               3,666        2,752

TOTAL ASSETS                                                                                      12,174       11,671

SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
Issued share capital                                                                                 283          271
Share Premium                                                                                        888          788
Investment in own shares                                                                                         (26)
Other reserves                                                                                       690          152

TOTAL SHAREHOLDERS' EQUITY                                                                         1,861        1,185

MINORITY INTEREST                                                                                    213
TOTAL EQUITY                                                                                       2,074

Equity minority interest                                                                                           12
Non-equity minority interest                                                                                      200
MINORITY INTERESTS                                                                                                212

NON-CURRENT LIABILITIES
Interest bearing long-term borrowings                                                              3,602        4,045
Employee benefit obligations                                                                       1,803        1,820
Provisions for deferred tax                                                                          896          816
Other provisions                                                                                     135          112
Other long term liabilities                                                                          232          212
TOTAL NON-CURRENT LIABILITIES                                                                      6,668        7,005

CURRENT LIABILITIES
Current portion of long-term borrowings                                                              479          447
Convertible borrowings                                                                                            112
Trade and other payables                                                                           2,822        2,642
Current tax payable                                                                                   75           36
Short term provisions                                                                                 56           32
TOTAL CURRENT LIABILITIES                                                                          3,432        3,269

TOTAL EQUITY AND LIABILITIES                                                                      12,174       11,671


CONSOLIDATED CASHFLOW STATEMENT


                                                                                     Twelve months ended
                                                                                                March 31      Better/
                                                                                 2006 GBPm     2005 GBPm      (Worse)

CASHFLOWS FROM OPERATING ACTIVITIES
Operating profit                                                                       705           556          149
Depreciation, amortisation and impairment                                              717           739         (22)
Operating cashflow before working capital changes                                    1,422         1,295          127
Decrease/(increase) in inventories and other receivables                                23          (71)           94
Increase in trade and other payables and provisions                                    150            15          135
Other non-cash movements                                                                12             8            4

Cash generated from operations                                                       1,607         1,247          360
Interest paid                                                                        (211)         (242)           31
Taxation                                                                              (57)                       (57)

NET CASHFLOW FROM OPERATING ACTIVITIES                                               1,339         1,005          334

CASHFLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment                                            (275)         (356)           81
Purchase of intangible assets                                                          (8)          (32)           24
Purchase of interest in associated companies                                           (5)                        (5)
Purchase of other investments                                                          (2)                        (2)
Proceeds from sale of associated companies                                                           427        (427)
Proceeds from sale of other investment                                                   1                          1
Proceeds from sale of property, plant and equipment                                      9            57         (48)
Costs of disposal of subsidiary company                                                (6)          (12)            6
Interest received                                                                       78            78
Proceeds from sale of interest in the London Eye                                        78                         78
Dividends received                                                                      22            23          (1)
Increase in interest bearing deposits                                                (402)         (487)           85

NET CASHFLOW FROM INVESTING ACTIVITIES                                               (510)         (302)        (208)

CASHFLOWS FROM FINANCING ACTIVITIES
Proceeds from long term borrowings                                                                   116        (116)
Repayment of borrowings                                                               (64)         (168)          104
Payment of finance lease liabilities                                                 (415)       (1,103)          688
Exercise of share options                                                               21             4           17
Distributions made to holders of perpetual securities                                 (14)          (14)
Other financing income                                                                                 5          (5)

NET CASHFLOW FROM FINANCING ACTIVITIES                                               (472)       (1,160)          688

Net increase/(decrease) in cash and cash equivalents                                   357         (457)          814
Net foreign exchange difference                                                          1          (18)           19
Cash and cash equivalents at April 1                                                   549         1,024        (475)

CASH AND CASH EQUIVALENTS AT MARCH 31                                                  907           549          358


These summary financial statements were approved by the Directors on May 18, 2006.



NOTES TO THE ACCOUNTS
For the period ended March 31, 2006

1  BASIS OF PREPARATION

These summary financial statements have been prepared in accordance with the recognition and measurement criteria of International Financial Reporting Standards (IFRSs)* as adopted by the European Union (EU) with the exception of the disclosure requirements of IAS 34 - 'Interim Reporting'. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the International Accounting Standards Board (IASB). However, the summary financial statements for the periods presented would be no different had the Group applied IFRSs, as issued by the IASB. The accounting policies and basis of preparation differ from those set out in the Report and Accounts for the year ended March 31, 2005 which were prepared in accordance with United Kingdom accounting standards and the Companies Act 1985 (UK GAAP).

A preliminary summary of the significant accounting policies used in the preparation of these financial statements under IFRSs and the impact of the change from UK GAAP to IFRS on comparative periods as required by IFRS 1 - 'First-time adoption of International Financial Reporting Standards' were included in the Group's 'Release of financial information for 2004/05 under International Financial Reporting Standards' published on July 4, 2005. The release included the quarterly results for quarters ended June 30, 2004, September 30, 2004, December 31, 2004 and March 31, 2005 restated under the recognition and measurement rules of IFRSs and a summary of the significant differences to UK GAAP. The release also included restated balance sheets at those dates in addition to the restated balance sheet at April 1, 2004, the Group's transition date to IFRS.

As permitted under IFRS 1, the Group elected to apply the requirements of IAS
32 - 'Financial Instruments - Disclosure and Presentation' and IAS 39 - 'Financial Instruments - Recognition and Measurement' from April 1, 2005. As a consequence certain assets and liabilities are required to be recognised and measured at fair value. As a result of the application of IAS 39 the opening net assets of the Group increased by GBP183 million at April 1, 2005. The increase represents the fair value of financial instruments and available for sale financial assets (GBP193 million, net of deferred tax), partially offset by the impact of the Group's share of the opening reserves adjustments of associates (GBP10 million). The adoption of IAS 32 had no impact on the reserves or net assets of the Group except for minor presentational differences between minority interests and shareholders' equity. The GBP200 million Euro Perpetual Preferred securities, issued by British Airways Finance (Jersey) L.P. in 1999, (in which the general partner is British Airways Holdings Limited, a wholly owned subsidiary of British Airways Plc) have been classified as Minority Interest.

Under IAS 39 - 'Financial Instruments - Recognition and Measurement', financial instruments are recorded initially at fair value. Subsequent measurement of those instruments at the balance sheet date reflects the designation of the financial instrument. The Group determines the classification at initial recognition and re-evaluates this designation at each year-end except for those financial instruments measured at fair value through profit or loss.

Other investments (other than interests in associates) are designated as available-for-sale financial assets and are recorded at fair value. Any change in the fair value is reported in equity until the investment is sold when the cumulative amount recognised in equity is recognised in income. Any provisions for impairment of the carrying value are reflected in income when they arise. Exchange gains and losses on monetary items are taken to income unless the item has been designated and assessed as an effective hedging instrument in accordance with the requirement of IAS 39. Exchange gains and losses on non-monetary investments are reflected in equity until the investment is sold when the cumulative amount recognised in equity is recognised in income.

Derivative financial instruments, comprising interest rate swap agreements, foreign exchange derivatives and fuel hedging derivatives (including options, swaps and futures) are measured at fair value on the Group balance sheet. Changes in the fair value of derivative financial instruments are reported through operating income or financing according to the nature of the instrument unless the derivative financial instrument has been designated as a hedge of a highly probable expected future cashflow. Gains and losses on forward exchange contracts to hedge capital expenditure commitments are recognised as part of the total sterling carrying cost of the relevant tangible asset as the contracts mature or are closed out. Gains and losses on derivative financial instruments designated as cash flow hedges and assessed as effective for the period, are taken to equity in accordance with the requirements of IAS 39. Gains and losses taken to equity are reflected in the income statement when either the hedged cash flow impacts income or its occurrence ceases to be probable.

Certain loan repayment instalments denominated in US dollars and Japanese yen are designated as cash flow hedges of highly probable future foreign currency revenues. Exchange differences arising from the translation of these loan repayment instalments are taken to equity in accordance with IAS 39 requirements and subsequently reflected in the income statement when either the future revenue impacts income or its occurrence ceases to be probable.

Long term borrowings, are recorded at amortised cost. Certain leases contain interest rate swaps that are closely related to the underlying financing and, as such, are not accounted for as an embedded derivative.

These financial statements have been prepared on a historical cost convention except for certain financial assets and liabilities, including derivative financial instruments and available-for-sale financial assets, that are measured at fair value. The carrying value of recognised assets and liabilities that are subject to fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged.

* For the purposes of these statements IFRS also include International Accounting Standards(IAS).

2   FINANCE COSTS / INCOME

                                                                        Three months ended        Twelve months ended
                                                                                  March 31                   March 31
                                                                     2006 GBPm   2005 GBPm     2006 GBPm    2005 GBPm
    FINANCE COSTS
    Interest payable on bank and other loans and
    finance charges payable under finance leases and
    hire purchase contracts                                                 59          67           223          265
    Interest capitalised                                                   (1)                       (1)
    Change in fair value of interest rate swaps                            (1)                       (1)
    Total finance costs                                                     57          67           221          265

    FINANCE INCOME
    Bank interest receivable                                                26          22            93           83
    Other financing income                                                               6                         14
    Total finance income                                                    26          28            93           97

    FINANCING INCOME AND EXPENSE RELATING TO PENSIONS
    Net financing expense/(income) relating to pensions                      5         (4)            17           29
    Amortisation of actuarial losses on pensions                             1                         1
    Total financing income and expense relating to pensions                  6         (4)            18           29

    Retranslation (charges)/credits on currency borrowings                            (14)          (13)           56


3   PROFIT/(LOSS) ON SALE OF FIXED ASSETS AND INVESTMENTS
                                                                        Three months ended        Twelve months ended
                                                                                  March 31                   March 31
                                                                     2006 GBPm   2005 GBPm      2006 GBPm    2005 GBPm
    Net profit on sale of investment in Qantas                                                                     86
    Net profit on sale of the London Eye Company Ltd                        26                        26
    Net profit/(loss) on sale of other investments                           2         (2)             5          (2)
    Net (loss) on the disposal of property, plant
    and equipment                                                          (1)         (9)           (4)         (13)
                                                                            27        (11)            27           71

4  TAX

The tax charge for the year is GBP153 million made up of a current tax charge of GBP96 million, being UK Corporation tax of GBP91 million, overseas tax of GBP4 million and a prior year tax charge of GBP1 million; and GBP57 million by way of deferred taxes in the UK which includes the benefit of GBP20 million of Advance Corporation Tax previously written off. The current tax provision amounts to GBP75 million at March 31, 2006 (March 31, 2005: GBP36 million). The deferred tax provision amounts to GBP896 million at March 31, 2006 (March 31, 2005:
GBP816 million). The tax charge for the quarter is GBP8 million which comprises GBP16 million current tax and a deferred tax credit of GBP8 million. The charge for the quarter has benefited from the recognition of GBP20 million Advance Corporation Tax.

5  EARNINGS PER SHARE

Basic earnings per share for the quarter ended March 31, 2006 are calculated on a weighted average of 1,130,106,000 ordinary shares (March 31, 2005:
1,072,055,000) and for the twelve months ended March 31, 2006, on a weighted average of 1,116,178,000 ordinary shares (March 31, 2005: 1,071,126,000) as adjusted for shares held for the purposes of employee share ownership plans including the Long Term Incentive Plan. Diluted earnings per share for the quarter ended March 31, 2006 are calculated on a weighted average of 1,145,055,000 ordinary shares (March 31, 2005: 1,128,181,000) and for the twelve months ended March 31, 2006 on a weighted average of 1,138,545,000 ordinary shares (March 31, 2005: 1,126,485,000).

The number of shares in issue at March 31, 2006 was 1,130,882,000 (March 31, 2005: 1,082,903,000) ordinary shares of 25 pence each.

6   RECONCILIATION OF MOVEMENT IN NET DEBT TO CHANGES IN CASH FLOWS

                                                                                                  Twelve months ended
                                                                                                             March 31
                                                                                               2006 GBPm    2005 GBPm

    Increase/(decrease) in cash and cash equivalents during the year                                 357        (457)
    Net cash used in repayment of long-term borrowings                                               479        1,155
    Increase in interest bearing deposits maturing after 3 months                                    402          487
    Change in net debt resulting from cash flows                                                   1,238        1,185
    New finance leases taken out and hire
    purchase arrangements made                                                                      (11)         (12)
    Conversion of Convertible Capital Bonds 2005                                                     112
    Exchange and other non-cash movements                                                           (58)           63
    Movement in net debt during the period                                                         1,281        1,236
    Net debt at April 1                                                                          (2,922)      (4,158)
    Net debt at period end                                                                       (1,641)      (2,922)



Net debt comprises the current and non-current portions of long-term borrowings, convertible long-term borrowings and overdrafts, less cash and cash equivalents plus interest-bearing short-term deposits.

7  ANALYSIS OF LONG-TERM BORROWINGS
                                                                                                March 31     March 31
                                                                                               2006 GBPm    2005 GBPm

   Interest bearing long-term borrowings comprise:
   Loans                                                                                           1,030        1,105
   Finance Leases                                                                                  1,418        1,493
   Hire purchase arrangements                                                                      1,154        1,447

                                                                                                   3,602        4,045

   Current portion of long-term borrowings comprise:
   Loans                                                                                              86           63
   Finance Leases                                                                                    105           96
   Hire purchase arrangements                                                                        288          288

                                                                                                     479          447

8  RESERVES
                                                                                                March 31     March 31
                                                                                               2006 GBPm    2005 GBPm
   Balance at April 1                                                                                152        (231)
   Transitional effects from the adoption of IAS 39 and IAS 32                                       183
   Profit for the period                                                                             451          377
   Exchange and other movements                                                                     (96)            6

                                                                                                     690          152

9 The figures for the three months ended March 31, 2006 are unaudited and do not constitute full accounts within the meaning of Section 240 of the Companies Act 1985. The figures for the twelve months ended March 31, 2006 form part of the Annual Report and Accounts and were approved by the Board of Directors but have not been delivered to the Registrar of Companies; the report of the auditors on the accounts is unqualified.

AIRCRAFT FLEET
(for information only)

                             Number in service with Group companies at March 31, 2006

                              On Balance Sheet    Off Balance      Total March   Changes Since    Future      Options
                                  aircraft       Sheet Aircraft       2006        March 2005    deliveries
AIRLINE OPERATIONS  (Note 1)                                                                     (Note 7)     (Note 8)

Boeing 747-400                    57                                  57
Boeing 777                        40                3                 43
Boeing 767-300                    21                                  21
Boeing 757-200                    13                                  13
Airbus A319 (Note 2)              21                12                33                                         32
Airbus A320 (Note 3)              9                 18                27               1             7
Airbus A321                       7                                   7                1             3
Boeing 737-300                                      5                 5
Boeing 737-400 (Note 4)           19                                  19               1
Boeing 737-500                                      9                 9               (1)
Turboprops (Note 5)                                 8                 8               (1)
Embraer RJ145                     16                12                28
Avro RJ100 (Note 6)                                 10                10              (6)
British Aerospace 146             4                                   4               (1)
GROUP TOTAL                      207                77               284              (6)           10           32


Notes:

1.  Includes those operated by British Airways Plc and BA Connect.
2. Certain future deliveries and options include reserved delivery positions, and may be taken as any A320 family aircraft.
3.  Includes 1 Airbus 320 returned to service from sub-lease to GB Airways.
4.  Includes 1 Boeing 737-400 returned to service from sub-lease to Air One.
5. Comprises 8 de Havilland Canada DHC-8s. Excludes 5 British Aerospace ATPs stood down pending return to lessor and 12 Jetstream 41s sub-leased to Eastern Airways.
6.  Excludes 6 Avro RJ100 sub-leased to Swiss International Air Lines.
7. Future deliveries represent replacement aircraft for 10 A320s due to leave the fleet from 2007.
8.  Excludes 10 secured delivery positions for Boeing 777 aircraft.